                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      SCHEDULE 13D (Amendment No. ______)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           CONTANGO OIL & GAS COMPANY
                                (Name of Issuer)

                     Common Stock, par value $0.04 per share
                         (Title of Class of Securities)

                                   2107-5N-105
                                 (CUSIP Number)

                                Jeffrey D. Ayers
               Senior Vice President Legal and Regulatory Affairs
                            Aquila Energy Corporation
                         1100 Walnut Street, Suite 3300
                                 P.O. Box 13207
                        Kansas City, Missouri 64199-3207
                                 (816) 527-4170
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 27, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on a remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 2107-5N-105

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               UtiliCorp United Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

               Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                         -0-
 NUMBER OF     -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,272,727
    EACH       -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH
                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          2,272,727
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,272,727
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

               HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 2107-5N-105

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Aquila Energy Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

               Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                         -0-
 NUMBER OF     -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,272,727
    EACH       -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH
                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          2,272,727
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,272,727
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

               CO
--------------------------------------------------------------------------------

CUSIP NO. 2107-5N-105

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Aquila Energy Capital Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

               AF; WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                         -0-
 NUMBER OF     -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,272,727
    EACH       -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH
                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          2,272,727
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,272,727
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

               CO
--------------------------------------------------------------------------------

CUSIP NO. 2107-5N-105



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jay D. Brehmer
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

     Not applicable

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

--------------------------------------------------------------------------------

NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                      -0-
REPORTING PERSON          ------------------------------------------------------
WITH
                           8  SHARED VOTING POWER

                                2,272,727
                          ------------------------------------------------------
                           9  SOLE DISPOSITIVE POWER

                                   -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                                2,272,727

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,272,727
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.0%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.04 per share (the "Common Stock"), of Contango Oil & Gas Company, a Nevada corporation ("Contango"). The principal executive office of Contango is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

ITEM 2.  IDENTITY AND BACKGROUND.

ITEMS 2(a) AND (b)

         This Schedule 13D is being filed on behalf of:

         (1)      UtiliCorp United Inc. ("UtiliCorp");

         (2) UtiliCorp's wholly-owned subsidiary Aquila Energy Corporation ("Aquila");

         (3) Aquila's wholly-owned subsidiary Aquila Energy Capital Corporation ("AECC"); and

         (4)      Jay D. Brehmer, an individual.

         UtiliCorp, Aquila, AECC and Jay D. Brehmer are hereinafter referred to singly as an "Aquila Related Entity," and collectively as the "Aquila Related Entities."

         Mr. Brehmer is employed as the Director of Capital and Finance for AECC. Mr. Brehmer disclaims beneficial ownership of any securities owned by any other Aquila Related Entity.

         Schedule I attached hereto and incorporated herein sets forth with respect to each director and/or executive officer of UtiliCorp his/her name, residence, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. The principal business address for each executive officer is 20 West Ninth Street, Kansas City, Missouri 64105.

         Schedule II attached hereto and incorporated herein sets forth with respect to each director and/or executive officer of Aquila, his/her name, residence, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. The principal business address for each executive officer is 1100 Walnut Street, Kansas City, Missouri 64106.

         Schedule III attached hereto and incorporated herein sets forth with respect to each director and/or executive officer of AECC, his/her name, residence, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. The principal business address for each executive officer is 1100 Walnut Street, Kansas City, Missouri 64106. AECC also maintains the following business address: Two Houston Center, 909 Fannin, Suite 1850, Houston, Texas 77010- 1007.

ITEMS 2(c) AND (f)

         UtiliCorp, a Delaware corporation, is primarily engaged in providing energy and energy related products and services to customers throughout North America and around the world.

         Aquila, a Delaware corporation, is primarily engaged in the gathering, transportation, marketing and wholesaling of natural gas, condensate, power and other related commodities.

         AECC, a Delaware corporation, is primarily engaged in providing financial structuring services to companies involved in the acquisition and exploration of oil and gas properties.

         Mr. Brehmer is an employee of AECC holding the position of Director of Capital and Finance for AECC and is a citizen of the United States of America.

ITEMS 2(d) AND (e)

         During the last five years, neither UtiliCorp, Aquila, AECC, Mr. Brehmer nor, to the best of their knowledge, any of their respective executive officers or directors:

                  (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

                  (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 27, 2000, AECC purchased from Contango 5,000 shares of Contango's newly-created Series B Senior Convertible Cumulative Preferred Stock, par value $0.04 per share (the "Preferred Stock"), for the cash purchase price of $5,000,000. AECC funded the purchase price for the Preferred Stock from its own working capital that was contributed to AECC by its ultimate parent, UtiliCorp, through AECC's immediate parent corporation, Aquila.

         The Preferred Stock is presently convertible into shares of Contango's Common Stock, initially for a conversion price of $2.20 per share or an aggregate of 2,272,727 shares of Common Stock. Accordingly, the Aquila Related Entities may be deemed to beneficially own the number of shares of Common Stock into which the Preferred Stock is convertible.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Preferred Stock was acquired for investment purposes and for the other purposes described in this Schedule 13D. The Aquila Related Entities expect to seek to influence management of Contango from time to time, principally through membership on Contango's board of directors of an individual designated by AECC and through the exercise of voting rights attributable to the Preferred Stock. On October 2, 2000, Jay D. Brehmer, an officer of AECC, was elected to the board of directors of Contango in accordance with the terms of the Securities Purchase Agreement pursuant to which AECC purchased the Preferred Stock.

         Based on their continuing evaluation of Contango's business, business prospects and financial condition, alternative investment opportunities and other factors that may be considered relevant by the Aquila Related Entities, the Aquila Entities may choose from time to time to convert some or all of the Preferred Stock into Common Stock, dispose of some or all of the Preferred Stock or Common Stock into which Preferred Stock has been converted, or acquire and dispose of other Contango securities (including Common Stock) by means of open market transactions or in privately-negotiated transactions.

         Except as described elsewhere in this Schedule 13D, the Aquila Related Entities have no plans or proposals which relate to, or would result in, any of the transactions described in Items 4(a)-(j) of Schedule 13D. The Aquila Related Entities may in the future, however, consider such matters based on their ongoing evaluation of Contango's business and finances. Accordingly, the Aquila Related Entities may, subject to applicable laws, develop such plans or proposals and hold formal or informal discussions with, and make such proposals to, Contango's board of directors, officers or stockholders or with third parties with respect to any such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF CONTANGO.

         (a) As of the date of this Schedule 13D, AECC owns 5,000 shares of Preferred Stock, which constitutes all of the issued and outstanding shares of Preferred Stock. AECC's Preferred Stock is presently convertible into approximately 2,272,727 shares of Contango Common Stock, or approximately 9.0% of Contango's outstanding Common Stock, after giving effect to the conversion of all Preferred Stock owned by AECC. The rights afforded AECC with respect to the Preferred Stock are set forth in the Securities Purchase Agreement dated September 27, 2000, by and between Contango and AECC pursuant to which AECC purchased the Preferred Stock (the "Purchase Agreement") and the Statement of Designations, Preferences, and Relative Rights and Limitations of the Preferred Stock filed by Contango with the Nevada Secretary of State to create the Preferred Stock (the "Statement of Designations"). Both the Purchase Agreement and the Statement of Designations are included as Exhibits to this Schedule 13D.

         The Statement of Designations provides that the Preferred Stock is entitled to vote, together with the holders of Common Stock and any other voting capital stock of Contango, as one class on all matters submitted to a vote of the stockholders of Contango. In any such vote, each share of Preferred Stock entitles the holder to one vote per each share of Common Stock into which the share of Preferred Stock is then convertible. Additionally, under the terms of the Statement of Designations, Contango cannot take certain important corporate actions unless approved by the holders of a majority of the Preferred Stock, voting as a single class. The particular voting and consent rights of the Preferred Stock are set forth in Section 6 of the Statement of Designations.

         Aquila, as the parent corporation of AECC and UtiliCorp, as the ultimate parent corporation of AECC each may be deemed to beneficially own shares of the Preferred Stock and Common Stock deemed to be owned by the other Aquila Related Entities, which is currently 5,000 shares of Preferred Stock and approximately 2,272,727 shares of Common Stock into which the Preferred Stock is presently convertible. Aquila and UtiliCorp each disclaim beneficial ownership of the shares of Contango's Preferred Stock and Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Schedule 13D.

         Mr. Brehmer may be deemed to beneficially own shares of Contango's Preferred Stock and Common Stock deemed to be owned by the other Aquila Related Entities, which is currently 5,000 shares of Preferred Stock and approximately 2,272,727 shares of Common Stock into which the Preferred Stock is presently convertible. Mr. Brehmer disclaims beneficial ownership of the shares of Contango's Preferred Stock and Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that Mr. Brehmer is the beneficial owner of any securities covered by this Schedule 13D.

         (b) Aquila, as the parent corporation of AECC, and UtiliCorp, as the ultimate parent corporation of AECC, each may be deemed to have the power to vote and dispose of the shares of Contango's Preferred Stock and Common Stock that AECC has the power to vote and dispose of, which is currently 5,000 shares of Preferred Stock and approximately 2,272,727 shares of Common Stock into which the Preferred Stock is presently convertible.

         (c) Except for the purchase by AECC described herein, none of the Aquila Related Entities, and to the best of their knowledge, none of their respective executive officers, or directors has effected transactions involving Contango's Common Stock during the last sixty (60) days. The Aquila Related Entities (other than AECC) and each of the individuals listed in Item 2 disclaims beneficial ownership of the shares of Contango's Preferred Stock and Common Stock reported herein (except for the shares owned directly by such individuals, if any) and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Schedule 13D.

         (d) No other persons other than those described in Item 5 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock or the Common Stock.

         (e)      Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF CONTANGO.

         The purchase and sale of the Preferred Stock was accomplished pursuant to the Securities Purchase Agreement which is an Exhibit to this Schedule 13D. The Purchase Agreement contains a number of agreements between Contango and AECC pertaining to the Preferred Stock and the Common Stock, including the following:

                  (1) Contango and AECC made certain customary representations and warranties to each other in Articles 3 and 4 of the Purchase Agreement. Articles 3 and 4 of the Purchase Agreement are hereby incorporated herein by this reference.

                  (2) The Preferred Stock and the Common Stock certificates are required to bear a legend restricting transfer of the securities represented thereby, except in compliance with the Securities Act and any applicable state securities laws. Article 5 of the Purchase Agreement is hereby incorporated herein by this reference.

                  (3) AECC is granted demand and "piggy-back" registration rights with respect to securities into which the Preferred Stock is converted (generally Common Stock) in Article 6 of the Purchase Agreement. Article 6 of the Purchase Agreement is hereby incorporated herein by this reference.

                  (4) Contango has agreed in Article 9 of the Purchase Agreement not to issue securities ranking senior to the Preferred Stock unless approved by the holders of Preferred Stock. Article 9 of the Purchase Agreement is hereby incorporated herein by this reference.

                  (5) Contango has agreed in Article 10 of the Purchase Agreement and in Section 6(d) of the Statement of Designations that for so long as AECC holds at least five percent of Contango's Common Stock or a sufficient number of shares of Preferred Stock which, if converted to Common Stock would constitute at least five percent of Contango's Common Stock, or a combination of these forms of ownership, then Contango will use its best efforts to cause one of the members of Contango's board of directors to be an individual selected by AECC. Contango has also agreed to compensate such director on the same basis as other outside directors of Contango. Article 10 of the Purchase Agreement and Section 6(d) of the Statement of Designations are hereby incorporated herein by this reference.

                  (6) Contango has also agreed in Article 10 of the Purchase Agreement and in Section 6(d) of the Statement of Designations that if AECC has not appointed or nominated for election at least one member of Contango's board of directors pursuant to its rights described therein, then AECC is granted the right to have an observer attend board meetings and to have the observer compensated to the same extent as are the directors of Contango. Article 10 of the Purchase Agreement and
         Section 6(d) of the Statement of Designations are hereby incorporated herein by this reference.

         The Statement of Designation grants a number of other rights to the holders of Preferred Stock, including the following:

                  (1) The Preferred Stock dividend rate is 8% per annum if paid in cash and 10% per annum if Contango chooses to pay dividends in additional shares of Preferred Stock. Accordingly, AECC may acquire additional shares of Preferred Stock (and thus additional shares of underlying Common Stock) if Contango chooses to pay dividends by issuing more shares of Preferred Stock.

                  (2) The Preferred Stock generally ranks on a parity with Contango's existing Series A Senior Preferred Convertible Cumulative Preferred Stock. The terms of the two series of preferred stock are substantially identical in most respects.

                  (3) The voting and consent rights of the Preferred Stock are summarized in Item 5 above and are set forth in Section 6 of the Statement of Designation.

                  (4) Section 6(d) of the Statement of Designations sets forth certain rights of AECC to nominate one director to Contango's board of directors and grants certain observer rights substantially identical to those included in the Purchase Agreement. Additionally, Section 6(c) provides that if Contango defaults in the payment of dividends (either cash or in-kind) on two consecutive dividend payment dates, then Contango's board of directors will be increased by two directors and those directorships will be elected by the holders of the Preferred Stock.

                  (5) Certain mandatory and voluntary conversion rights with respect to the Preferred Stock are set forth in Section 7 of the Statement of Designations. The Preferred Stock is initially convertible into Common Stock at a conversion price of $2.20 per share. In the event the mean average trading price of the Common Stock is equal to or greater than $2.50 per share for 20 consecutive trading days, Contango can itself convert the Preferred Stock into Common Stock at the then applicable conversion price (initially $2.20 per share).

                  (6) Section 8 of the Statement of Designation grants certain antidilution rights to the holders of Preferred Stock, including in the event that Contango issues Common Stock at a price below the greater of the then current conversion price for the Preferred Stock or the then current market price for the Preferred Stock.

                  (7) Sections 9 and 10 of the Statement of Designations set forth certain rights of the holders of Preferred Stock to receive notice of certain corporate actions and additional protection against impairment of the conversion rights of the Preferred Stock.

The particular sections of the Statement of Designations referred to above and all other provisions of the Statement of Designations are set forth in an Exhibit to this Schedule 13D and are hereby incorporated in this Schedule 13D in their entirety.

         In connection with the sale of the Preferred Stock, a "Co-Sale Agreement" was executed as of September 27, 2000, by and among Contango. AECC, certain other stockholders of Contango and Kenneth R. Peak. Mr. Peak is the President, Chief Executive Officer and a stockholder of Contango. The Co-Sale Agreement generally grants the stockholders who are parties to it (other than Mr. Peak) the right to participate proportionately with Mr. Peak in any sales by him of Common Stock then owned or later acquired by Mr. Peak. The Co-Sale Agreement is included in this Schedule 13D as an Exhibit and is hereby incorporated herein by this reference.

         In connection with the sale of the Preferred Stock, a "Marketing Agreement" was executed as of September 27, 2000, between Contango and AECC, The Marketing Agreement generally provides that AECC has the right to purchase natural gas produced from oil and gas properties then owned or later acquired by Contango provided that the price offered by AECC is better than competing bids and that AECC's terms of purchase are comparable to, or more favorable than, Contango's competing bids. Contango is not required to offer natural gas sales to AECC under the Marketing Agreement if the sale to AECC would conflict with certain types of contractual arrangements pertaining to the properties from which the natural gas is produced by Contango. The Marketing Agreement is included in this Schedule 13D as an Exhibit and is hereby incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT NO.                 DESCRIPTION OF EXHIBIT
      -----------                 ----------------------

        99.1                Securities Purchase Agreement

        99.2                 Statement of Designation for Preferred Stock

        99.3                 Co-Sale Agreement

        99.4                 Marketing Agreement



                            [SIGNATURE PAGE FOLLOWS]

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 6, 2000


                                    UtiliCorp United Inc.


                                    By:    /s/ PETER S. LOWE
                                          --------------------------------------
                                    Name:  Peter S. Lowe
                                          --------------------------------------
                                    Title: Chief Financial Officer
                                          --------------------------------------

                                    Aquila Energy Corporation


                                    By:    /s/ DANIEL J. STREEK
                                          --------------------------------------
                                    Name:  Daniel J. Streek
                                          --------------------------------------
                                    Title: Senior Vice President
                                          --------------------------------------

                                    Aquila Energy Capital Corporation


                                    By:    /s/ BRUCE A. REED
                                          --------------------------------------
                                    Name:  Bruce A. Reed
                                          --------------------------------------
                                    Title: Senior Vice President
                                          --------------------------------------

                                   SCHEDULE I
                   TO SCHEDULE 13D OF AQUILA RELATED ENTITIES
                       DIRECTORS AND OFFICERS OF UTILICORP

Each executive officer is a citizen of the United States of America unless otherwise noted.

Richard C. Green, Jr.       Chairman of the Board of Directors and Chief
                            Executive Officer

                            1215 W. 57th Street
                            Kansas City, MO 64113

Robert K. Green             President and Chief Operating Officer; Director

                            2318 West 59th Street
                            Shawnee Mission, KS 66208

Peter S. Lowe               Senior Vice President and Chief Financial Officer

                            5505 West 86th Street
                            Overland Park, KS 66207

Leslie J. Parette, Jr.      Senior Vice President and General Counsel

                            6612 West 121st Street
                            Overland Park, KS 66209

James G. Miller             Senior Vice President

                            5828 Hickory Place
                            Parkhill, MO 64152

Keith G. Stamm              Senior Vice President

                            13109 Beverly Street
                            Overland Park, KS 66209

Dale J. Wolf                Vice President, Secretary and Treasurer

                            3305 W. 132nd Street
                            Leawood, KS 66209

Nancy J. Browning           Assistant Secretary

                            4952 Belinder
                            Westwood, KS 66205

Douglas P. Evanson          Assistant Secretary and Assistant Treasurer

                            15409 Horton
                            Overland Park, KS 66223

Michael Cole                Assistant Treasurer

                            12521 Searcy
                            Carney, MO 64060

Shirley Ann Jackson         Director
                            President, Rensselaer Polytechnic Institute

                            110 8th Street
                            Troy, NY 12180-3590

John R. Baker               Director

                            205 Oxford Lane
                            Lee's Summit, MD 64063

Robert F. Jackson, Jr.      Director

                            1005 W. 125th Terrace
                            Kansas City, MO 64145

L. Patton Kline             Director

                            Mountain Lake
                            Lake Wales, FL 33359-0832

Herman Cain                 Chairman of the Board, Godfather's Pizza, Inc.

                            9140 West Dodge Road
                            Omaha, NE 68114

Stanley O. Ikenberry        Director
                            University of Illinois
                            President, American Council of Education

                            1007 W. Nevada
                            Urbana, IL 61801

Irvine O. Hockaday, Jr.     Director
                            President and Chief Executive Officer of Hallmark
                            Cards, Inc.

                                   SCHEDULE II
                        DIRECTORS AND OFFICERS OF AQUILA

Each executive officer is a citizen of the United States of America unless otherwise noted.

Robert K. Green             Chairman of the Board of Directors

                            2318 West 59th Street
                            Shawnee Mission, KS 66208

Keith G. Stamm              Chief Executive Officer; Director

                            13109 Beverly Street
                            Overland Park, KS 66209

Edward K. Mills             President and Chief Operating Officer; Director

                            4344 Terrace
                            Kansas City, MO 64111

Daniel J. Streek            Senior Vice President

                            11011 N. Main
                            Kansas City, MO 64155

Nancy J. Browning           Secretary

                            4952 Belinder
                            Westwood, KS 66205

Dale J. Wolf                Treasurer

                            3305 W. 132nd Street
                            Leawood, KS 66209

                                  SCHEDULE III
                         DIRECTORS AND OFFICERS OF AECC

Each executive officer is a citizen of the United States of America unless otherwise noted.

Robert K. Green             Chairman of the Board of Directors

                            2318 West 59th Street
                            Shawnee Mission, KS 66208

Edward K. Mills             President; Director

                            4344 Terrace
                            Kansas City, MO 64111

Daniel J. Streek            Senior Vice President

                            11011 N. Main
                            Kansas City, MO 64155

Bruce A. Reed               Senior Vice President

                            5628 Suwance Drive
                            Fairway, KS 66205

Nancy J. Browning           Secretary

                            4952 Belinder
                            Westwood, KS 66205

Dale J. Wolf                Treasurer

                            3305 W. 132nd Street
                            Leawood, KS 66209

Keith G. Stamm              Director

                            13109 Beverly Street
                            Overland, KS 66209

                                  EXHIBIT INDEX


      EXHIBIT NO.                DESCRIPTION OF EXHIBIT
      -----------                ----------------------
        99.1                 Securities Purchase Agreement

        99.2                 Statement of Designation for Preferred Stock

        99.3                 Co-Sale Agreement

        99.4                 Marketing Agreement